October 31, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1997 and 1996, total revenues increased 1.5% from $480,654 to $487,619 and total expenses increased 5.7% from $254,069 to $268,533. Minority interest in income of real estate joint ventures increased 5.8% from $103,000 to $109,000. As a result, net income decreased 10.9% from $123,585 for the three month period ended September 30, 1996, to $110,086 for the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approximately $14,700 (6.4%) primarily as a result of higher maintenance and repair expenses. General and administrative expenses remained constant. Occupancy levels for the Partnership's four mini-storage facilities averaged 85.7% for the three month period ended September 30, 1997 as compared to 88.7% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the nine month periods ended September 30, 1997, and 1996, total revenues increased 3.1% from $1,376,256 to $1,418,696 and total expenses increased 1.3% from $808,079 to $818,385. Minority interest in income of real estate joint ventures increased 5.8% from $103,000 to $109,000. As a result, net income increased 5.6% from $465,177 for the nine month period ended September 30, 1996, to $491,311 for the same period in 1997. Rental revenue increased for the same reasons as discussed above. Operating expenses increased approximately $14,100 (2.0%) primarily as a result of higher fire and liability insurance and maintenance and repair expenses partially offset by lower real estate tax expense. General and administrative expenses decreased approximately $3,800 (3.7%) primarily as a result of decreases in Michigan and Illinois partnership tax payments.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President